FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
      _________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 30, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

IR / Press Release

Amsterdam, 30 July 2007

ABN AMRO – Offer Update

The Managing and Supervisory Boards of ABN AMRO (the “Boards”), in their respective meetings on 26 and 27 July 2007, discussed the Consortium offer and the proposed Barclays offer (each an “Offer”, together, the “Offers”) with a view to coming to a reasoned position on both Offers taking into account the best interest of the Company’s shareholders and other stakeholders. In doing so, the Boards assessed each Offer in the context of the following elements:

1.	Interest of shareholders and other stakeholders

•
Shareholders: the current value of the Offers, the mix of consideration, the degree of sensitivity, as appropriate, of the value of the Offers to the offerors’ share prices, proposed synergies and ABN AMRO’s strategic vision;

•	Employees: career opportunities, commitments, any proposed gross and net redundancies and the formal advice and opinions of, as well as views expressed by, employee representative bodies;

•	Customers: service quality and continuity with regard to product offerings and business model;

•	Creditors: financial strength and long-term ratings of the ongoing businesses.

The Boards would anticipate that the DNB and other regulators, in performing their roles and making their final determinations, will discipline and monitor both offerors in the best interest of customers, creditors, the financial system and society at large.

2.	Risks associated with each proposed transaction:

•
Execution risks, including the likelihood and timing of regulatory and shareholder approvals, the wording of “Material Adverse Change” clauses and other pre-offer and offer conditions or fiduciary outs of each Offer;

•	Post –acquisition risks: where relevant, break-up and integration risks, capital adequacy and funding, legal and compliance risks and business integrity risks;

3.	Corporate Governance:

•	Where relevant, Headquarter location, Board structure and representation, likely distribution of senior and middle management positions.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

Barclays Offer

Barclays announced on 23 July the proposed terms of its revised Offer.  Barclays expects to launch such Offer as soon as practicable, subject to, inter alia, regulatory approval for the Offer to be made.

The Revised Barclays Offer includes amended offer terms and has introduced a significant cash element, together with a mix-and-match alternative. The value of this offer, however, remains highly dependent on the share price performance of Barclays.

The Boards note that the proposed merger with Barclays is consistent with ABN AMRO’s previously articulated strategic vision. In addition, the strategic cooperation with China Development Bank should further enhance the growth opportunities of a potential combined Barclays/ABN AMRO group in the attractive Asian market and could result in creation of additional longer-term value for ABN AMRO shareholders.

The proposed transaction with Barclays is understood to be well on track to receive the required regulatory approvals and generally has acceptable and manageable post acquisition risks.

The Boards also took into account the positive opinion of the European Staff Council and the positive advice of the Central Works Council in respect of the proposed combination with Barclays, received by ABN AMRO as part of the consultation process. The Boards also noted the commitments made to employees and trade unions in respect of employee’s rights and respecting of existing agreements.

The approval of the shareholders of Barclays is still outstanding and currently expected at the earliest mid-September 2007.  The outcome of that vote remains uncertain at this stage.

As at the market close on 27 July 2007, the Barclays offer was at a 1.0% discount to the ABN AMRO market price and at an 8.8% discount to the see-through value of the Consortium offer.

The Boards are therefore, notwithstanding their support of the strategic benefits of the combination with Barclays, not currently in a position to recommend from a financial point of view the Barclays Offer for acceptance to ABN AMRO shareholders.

Consortium Offer

The Consortium formally launched its Offer on 21 July 2007.  The tender offer period, if not extended, is expected to end on 5 October 2007.

The current value of the Offer, with its high cash component, is attractive to the ABN AMRO shareholders. As at the market close on 27 July 2007, the Consortium offer was at a premium of 8.5% to the ABN AMRO market price and of 9.6% to the Barclays Offer’s implied value.

The Boards welcome the efforts made by the Consortium in establishing a dialogue with the ABN AMRO employee representative bodies and the commitments made to the ABN AMRO employees with respect to redundancy procedures.

The Boards have identified a number of significant risks to the Consortium offer:

1.
Whereas sources of integration risks are broadly similar to those identified for the Barclays Offer, the ABN AMRO Boards have significant unresolved questions about the proposed break-up of ABN AMRO and the proposed methodology of the Consortium to implement such a break-up (as also explained to the Consortium on 5 May and included in our press release dated 14 May 2007);

2.
Whereas Santander shareholders have already approved the proposed transaction, approvals of the shareholders of Fortis and RBS are still outstanding and expected at the earliest on, respectively, 6 August and 10 August.  The outcome of those votes remains uncertain at this stage;

3.
The approval of the proposed transaction by the Ministry of Finance and the views of the Dutch Central Bank in this respect remain uncertain, including as to timing and associated conditions of any such approval, particularly in view of the proposed break-up;

4.	The broadly defined “Material Adverse Change” clause as it is currently worded in the Consortium Offer is more onerous and uncertain than the proposed equivalent Barclays clause.

Taking the above factors into account, the Boards of ABN AMRO are not currently in a position to recommend the Consortium Offer for acceptance to ABN AMRO shareholders.

Conclusion

In light of the above, the Boards are not currently in a position to recommend either Offer for acceptance to ABN AMRO shareholders.  ABN AMRO will further engage with both parties with the aim of continuing to ensure a level playing field and minimising any of the uncertainties currently associated with the Offers with a view to optimising the attractive alternatives available to ABN AMRO’s shareholders.

ABN AMRO and Barclays have agreed further amendments to the Merger Protocol and the Merger Protocol, as amended, remains in effect. Under the amended merger protocol, it remains a condition for the Barclays offer that ABN AMRO recommends the Barclays offer. Additionally, ABN AMRO will be free to discuss the Consortium offer with the Consortium and its advisers. The letter effecting the amendments to the Merger Protocol will be filed with the SEC later today and will be available on the ABN AMRO website www.ABNAMRO.com.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it

In connection with the offer launched by the consortium of Fortis, RBS and Santander, ABN AMRO will, in the course of today, file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 advising the ABN AMRO shareholders (i) whether it recommends acceptance or rejection of such offer, expresses no opinion and remains neutral toward such offer, or is unable to take a position with respect to such offer and (ii) the reason(s) for its position with respect to such offer.  The ABN AMRO boards request the ABN AMRO shareholders to defer making a determination on whether to accept or reject such offer until they have been advised of ABN AMRO’s position with respect to the offer.

In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays has filed with the US Securities and Exchange Commission an amendment to its Registration Statement on Form F-4 which will contain a prospectus.  Barclays expects to file with the US Securities and Exchange Commission further amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials.  In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: July 30, 2007	By:	/s/ Dies Donker

		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary